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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Trans America Industries

*CURRENT ADDRESS

PROCESSED

MAY 09 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03480

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: [signature]

DAT: 5/2/07

12G exempt
#82-3480

AR/S
12-31-06

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED DECEMBER 31, 2006

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.1 Date of Report: April 24, 2007

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. During the past year the Company's main focus has involved the acquisition of uranium assets in the Western United States.

Foremost among these assets is the Grants Uranium Project in New Mexico which will be developed under a joint venture agreement with the Company's private industry partner, Neutron Energy, Inc. Trans America funded Neutron Energy's initial acquisition program in the United States and is presently its largest shareholder.

As of December 31, 2006, Trans America had a net working capital of $2,837,798. As of the same date, the Company held securities with a market value of $1,149,912. Working capital on hand at fiscal year-end 2005 was $2,299,505 and the value of the Company's market securities was $1,929,205.

DESCRIPTION OF PROPERTY HOLDINGS

Grants Project, Ambrosia Lake, New Mexico

The Grants Uranium Project is comprised of 397 unpatented lode mining claims and one state of New Mexico mining lease aggregating 8,841 acres. Trans America has the right to earn a 50% interest in the Grants properties by paying an initial $495,000 U.S. in acquisition costs (paid) and expending $5 million U.S. on exploration and development over a three-year period.

The Grants properties are located in the prolific Grants-Gallup mineral belt of west-central New Mexico. This mineral belt is the site of some of the most significant uranium deposits in the United States. It is comprised of several individual mining districts, each of which has been an important historical source of uranium. The Company's property holdings are situated in the Ambrosia Lake district, historically one of the largest uranium producing regions in the United States. Historical production from the Ambrosia Lake district is estimated to be 250 million pounds U_3O_8, representing approximately 37% of all uranium ever produced in the United States.

History of Uranium Exploration and Current Exploration Potential of Grants Project

The Grants project encompasses two separate lessees: the 3,346 acres Endy Lease and the Bonner Lease which aggregates some 5,495 acres. These leases strategically cover areas of past exploration activity along two east-west mineral trends of approximately 15 miles.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.2 Nature of Business and Overall Performance (Continued)

The Grants Project comes with considerable historical data on past work programs including data from three properties of immediate exploration interest.

(1) Cliffside Mine - Frosty Ox

The former Cliffside mine and Frosty Ox deposits lie along the northerly mineralized trend and extend for approximately two miles. Exploration drilling was previously carried out in the area by several major companies including Homestake Mining and Kerr McGee. Significant holes at the Frosty-Ox include the following:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
RW-2	1620	15.5	0.29	5.8
including	1621	14.5	0.31	6.2
RW-7	1592	8.0	0.33	6.6
RW-10	1589	27.0	0.23	4.6
RW-12	1677	6.0	0.23	4.6
RW-15	1622	8.0	0.10	2.0
3002	1548	7.0	0.08	1.6
including	1569	14.5	0.12	2.4
3105	1515	16.0	0.12	2.4
including	1588	9.0	0.19	3.8
2904	1548	6.0	0.12	2.4
2809	1672	20.0	0.25	5.0
CC.1-1.1	1573	20.0	0.12	2.4
DD.6-5.5	1543	16.0	0.11	2.2
including	1572	11.0	0.07	1.4

The Cliffside mine lying at the west end of the trend was a former producer operated by Philip Petroleum Company and in later years by Kerr McGee. A shaft was sunk to a depth of 1497 feet and during the 1960-70 period the mine produced 6,046,780 lbs U_3O_8 at a mine grade of 8.0 lbs per ton.

Kerr McGee drilled over 50 holes at the east end of the Cliffside property which now appears to be a westerly extension of the Frosty-Ox noted above. Below is a table of holes drilled returning a U_3O_8 grade of one pound per ton or greater. Depths are not given but the mineralized area is slightly up-dip from the Frosty-Ox:

1.2 *Nature of Business and Overall Performance* (Continued)

Hole Number	Thickness (feet)	Grade (% e U3O8)	Pounds U_3O_8/ ton
40	5.5	0.10	2.0
	13.0	0.30	6.0
81 - A	1.5	0.27	5.4
	6.0	0.21	4.2
165 - B	6.0	0.13	2.6
	27.0	0.45	9.0
	9.5	0.18	3.6
161 - B	8.5	0.49	9.8
	8.0	0.54	10.8
164 - B	10.5	0.20	4.0
170 - B	3.0	0.13	2.6
172 - B	4.0	0.48	9.6
56 - C	10.0	0.17	3.4
	6.0	0.10	2.0
163 - C	7.0	0.11	2.2
168 - C	3.0	0.36	7.2
8 - D	4.0	0.10	2.0
M - 73	6.0	0.16	3.2
	2.0	0.13	2.6
	3.0	0.16	3.2
U -12	2.0	0.10	2.0
V - 13	4.5	0.52	10.4
W - 11	8.0	0.23	4.6
W - 12	8.0	0.32	6.2
	4.0	0.33	6.6
W -13	5.0	0.22	4.4
X	6.0	0.18	3.6
X - 11	2.0	0.21	4.2
	3.0	0.10	2.0
X - 12	9.0	0.10	2.0
	11.0	0.27	5.4
	8.0	0.20	4.0

Prior to this time the only known calculation of historical resources made along the trend was by Enerdyne Corporation in 1989 at the Frosty-Ox in the area of the holes quoted above.

1.2 *Nature of Business and Overall Performance (Continued)*

The calculated resource given at that time was 303,685 tons at a grade of 0.165% U_3O_8 (3.30 pounds per ton) representing 1,002,160 pounds U_3O_8. The project operator, Neutron Energy, has planned an initial drill program for the area to enable resource calculations to be completed along the trend within National Policy Instrument (NI) 43-101 standards.

(2) Palo Verde

The Palo Verde claims are located approximately two miles south of the Frosty Ox and they follow a parallel mineralized trend. The property was drilled by Conoco but Neutron has not managed to secure historical data for this work at the present time. However, a map prepared by Conoco, which does not give the number of holes drilled, makes reference to the holes having an average thickness of 6.7 feet and an average grade of 0.34% U_3O_8 (6.8 pounds/ton) at and average depth of 1250 feet. The claim area has been mapped as part of several larger trends that host significant uranium deposits held by other companies on adjoining ground. The Neutron Energy/Trans America joint venture holds additional ground along the broader trend which should be viewed as highly prospective.

(3) Roca Honda

The third area of immediate interest is situated at the east end of Strathmore Minerals' Roca Honda deposit. The Roca Honda has been given a NI 43-101 compliant resource estimate of 17,512,000 pounds U_3O_8 contained in 3,782,000 tons grading 2.3% U_3O_8. An inferred resource of 15;832,000 pounds U_3O_8 has been established in 4,546,000 tons averaging 0.17% U_3O_8.

On the eastern end of the Roca Honda deposit on claims that constitute part of the Grants Project, Conoco drilled random, wide-spaced holes with a minimum of 400 foot centres that extended the strike length of Strathmore's Roca Honda deposit some 4,500 feet along the Grants Project property. Six of the holes returned the following intercepts and grades:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
C-3	2,934	15.5	0.15	3.0
C-9	2,914	10.0	0.30	6.0
C-11	2,966	6.0	0.18	3.6
C-12	3,012	24.5	0.17	3.4
C-13	2,987	29.0	0.12	2.4

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.2 *Nature of Business and Overall Performance (Continued)*

In a news release dated February 14, 2007, Strathmore announced that it had *"granted to a Fortune Global 500 international diversified resource and industrial corporation the exclusive right to negotiate a joint venture to develop its Roca Honda project and to construct a uranium mill in the Grants mineral belt of New Mexico."*

With the price of uranium reaching $95.00 per pound as of April 2007 and given the grades indicated in the Conoco holes, the corporate-related activity on the adjoining Roca Honda property underscores the importance of the joint venture's project.

Neutron Energy Inc. (NEI)

Trans America has earned an equity interest in NEI (10,750,000 shares) by advancing $1.25 million U.S. to the company in 2005 which enabled it to acquire uranium assets in the Western United States. Since that time NEI has raised a further $7.6 million U.S. privately. NEI is now preparing a public offering of its shares. It is difficult to predict at this time, but Trans America believes that when NEI commences public trading Trans America's share holding will represent approximately 15% of its outstanding shares.

Over the past two years NEI has acquired 900 unpatented lode mining claims, 159 state mining leases and 30 deeded fee mineral leases aggregating approximately 150,000 acres. The properties are situated in five different U.S. states and range from grassroots exploration opportunities to ones containing substantial historic uranium resources.

The following summarizes some of NEI's more prominent holdings:

The Marquez (Juan Tafoya) Project

The Marquez Project, the most significant of NEI's properties, is anchored by the Marquez and Juan Tafoya mineral deposits, all of which are situated in New Mexico east of Mount Taylor. The project includes the Marquez, Juan Tafoya and Williams deposits which host the following non-NI 43-101 compliant historic resources:

Marquez Canyon Deposit:

4,776,785 tons grading 0.112% U_3O_8 or 2.24 pounds per ton; 10,700,000 pounds U_3O_8 contained.

Juan Tafoya Deposit:

417,222 tons averaging 0.09% U_3O_8 or 1.8 pounds per ton; 751,000 pounds U_3C_8 contained.

In total, the project presently holds over 11,450,000 million pounds U_3O_8.

1.2 *Nature of Business and Overall Performance (Continued)*

The Marquez deposits were prepared for production by Bokum Corporation and Long Island Lighting during the mid to late 1970's. A 2,000 TPD uranium mill was constructed during this period and a 1,600 foot shaft was sunk on the Marquez deposit to within 200 feet of the mineralized zone. In 1979 the uranium market collapsed, bankrupting both Long Island Light, which had built a nuclear reactor in New York State, and Bokum which would have supplied the reactor with its fuel requirements.

In 2001, the 2,000 TPD mill at Marquez was dismantled. However, much of the infrastructure remains in place including a developed tailings disposal area. The mill site is on deeded land and is included in the NEI lease. This latter fact gives NEI an enormous permitting advantage in developing a new mine. The mill site is within easy trucking distance of other deposits in which NEI has an interest.

Cebolleta Deposits

The Cebolleta deposits are only nine miles by paved road north of the Marquez Project and they hold some 21,900,000 pounds of non-NI 43-101 compliant historical resources as indicated below:

Cebolleta JJ Mine:

4,343,750 tons grading 0.16% U_3O_8 or 3.20 pounds per ton; 13,900,000 pounds U_3O_8 contained.

Cebolleta Saint Anthony Deposit:

4,000,000 tons grading 0.10% U_3O_8 or 2.0 pounds per ton; 8,000,000 pounds U_3O_8 contained.

NEI holds the Cebolleta deposit on a 51/49% basis with Uranium Energy Corp. a Texas corporation.

The Grants Project in which Trans America is earning a 50% interest is situated approximately 60 miles by road from the Marquez Project. Marquez is within easy trucking distance from the higher grade deposits at Palo Verde and Frosty Ox which are part of the Grants Project at Ambrosia Lake.

Edgemont- North Dakota

Uranium resources in the Edgemont area of South Dakota appear to be amenable to low cost in-situ recovery leaching methods. NEI holds more than 11,000 acres in the Edgemont area of North Dakota and the company is continuing its acquisition program.

1.2 *Nature of Business and Overall Performance (Continued)*

Historical resources identified in various reports (Schick, Robert B. 1969; Status Report Black Hills Uranium Project: Federal Resources Corporation & Others) for the Edgemont project amount to 1,149,715 short tons grading 0.105% U_3O_8 or 2,480,000 pounds.

Uranium mineralization at Edgemont occurs as roll front deposits. The depth of uranium mineralization varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ Leach-type extractive technology.

The Edgemont acquisition program has been supervised by Albert F. Stoick a Senior Technical consultant to NEI. He is a graduate of the South Dakota School of Mines and Stanford University where he received a master's degree in Mining Engineering (1952). Mr. Stoick has been actively involved in the exploration, development and production of uranium deposits including in-situ leach situations. His background and wealth of experience makes him a valuable asset to the Edgemont Project and NEI.

Wyoming

NEI presently holds 149 unpatented lode mining claims, 133 state mining leases and one deeded fee mineral lease covering approximately 95,000 acres in the state of Wyoming. The properties are in four separate areas and each has in-situ leach potential.

NEI's Senior Technical Consultant in Wyoming is James F. Davis, a Wyoming graduate in geology and a graduate of MIT and Sloan School Senior Executive Program.

In 1972, Mr. Davis directed Rocky Mountain Energy's uranium programs and is credited with the discovery of the Channing uranium deposit at Copper Mountain. In 2006, Mr. Davis negotiated and acquired a deeded lease over a portion of the deposit which adjoins a property held by Strathmore Minerals Corp. NEI's lease contains an historical resource of 3.52 million pounds U_3O_8 within the North Channing deposit which has an overall historical resource of 8.97 million pounds U_3O_8.

Work conducted by Rocky Mountain Energy in the 1970's indicated that the property held by NEI could be amenable to in-situ leaching recovery methods. The work also indicates that the North Canning deposit could lend itself to an open-pit heap leach operation, quite similar to many Nevada gold operations.

NEI's remaining properties in Wyoming are located in three separate areas and were acquired because of their in-situ leach potential.

1.2 *Nature of Business and Overall Performance* (Continued)

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

OTHER PROPERTY HOLDINGS

Shandong Project – Jiaodong Peninsula, China

As part of two private placements with Majestic Gold Corp (MJS), Trans America entered into a joint-venture with MJS to earn an interest in a 900 km^2 property near the former's Song Jiaqou Project. The money from these private placements ($960,000) was dedicated to prospects within an area of mutual interest.

Over a two-year period MJS conducted prospecting, licence application procedures, geochemistry, geophysics and a limited amount of drilling which returned minor gold assays.

However, several I.P. anomalies on three licences adjoining the Song Jiaqou Property remain to be tested. Trans America has recommended that the joint venture's holdings be reduced to these three licenses and the balance of the money from the private placements be applied to an initial drill program on the untested I.P. anomalies.

Lynn Lake, Manitoba

The Company holds 33 contiguous mining claims aggregating 5,712 hectares in the Lynn Lake mining camp. The property is located approximately 13 kilometers northwest of Lynn Lake. The expiry date for the entire claim block is 2014 as a result of the application of $868,514 in assessment work.

The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometers. Ground access is limited to the western end of the property during the summer months and access to the eastern end is available when lakes and rivers are adequately frozen during the winter months.

1.2 *Nature of Business and Overall Performance (Continued)*

Considerable work was completed on the property during the summer and fall of 2003 and a follow-up diamond drilling program was implemented in the winter of 2004. Work included trenching and geological evaluation including ground and airborne geophysics. In addition, 19 diamond drill holes were completed to test 16 separate geophysical targets within the 16 kilometre long property. Although valuable geological information was obtained from the drilling, only anomalous gold values were encountered.

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 meters at a cost of $675,000. The company will consider initiating the recommended programs during the 2007 exploration season.

In 2005, applications for additional exploration licenses within the general area of interest were submitted and governmental confirmation is pending. At their request, the Geological Survey of Canada (GSC) has been given access to Trans America's geophysical and geological database. The GSC wishes to use the database in a possible re-interpretation of the area's geological potential. Those interpretations would be confidential for at least one year and would be conveyed only to Trans America during that period.

Claymore-Bonnie Glen Gas Project

Trans America holds a 6% working interest (5.7% revenue share) subject to an 18.3% royalty in the Ellersile "A" gas well managed by Crompton Petroleum Corp. The Company also holds a minor royalty of 0.675% in a second gas well on the same spacing unit in the deeper Wabamun Formation which is managed by Fairborne Energy Ltd.

Reference is made to the accompanying financial statement for the twelve months ended December 31st 2006 and in particular to the statements of income and deficit including revenue received.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.2 Nature of Business and Overall Performance (Continued)

Other Assets

The Company continues to hold the following corporate shares whose trading value is reflected as of December 31, 2006:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Atacama Minerals Corp.	750,000	$436,184	$825,000
Compliance Energy Corp.	122,946	$35,000	$52,867
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	50,000	$29,601	$28,000
Rare Element Resources Ltd.	413,646	$124,091	$244,045
TOTAL		$624,876	$1,149,912

Warrants:

Glencairn Gold Corp
21,000 @ $0.75 (July 08, 2008)

1.3 *Selected Annual Information*
n/a

1.4 *Results of Operations*

The company incurred net income of $211,452 for the year ended December 31, 2006 compared to the net income of $664,816 in 2005. The most significant changes in results for the year were a reduction in gas sales to $92,128 for 2006, from $137,303 for 2005, an increase in shareholder communication expenses to $12,470 for 2006 from $nil for 2005, a reduction in stock based compensation expense to $12,000 for 2006 from $42,000 for 2005, a reduction in the income tax recovery as a result of flow through share renunciations to $nil for 2006 from a recovery of $107,000 for 2005, a reduction in the write down of mineral properties to $nil for 2006 from $7,305 for 2005 and an increase in the share of loss of significantly influenced investee to $379,600 from $nil for 2005.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	MARCH 31 2006	JUNE 30 2006	SEPTEMBER 30 2006	DECEMBER 3 2006
Total revenues	$ 33,860	$ 18,376	$ 20,501	$ 19,391
Net income (loss) for the period	$ 368,364	$ 170,788	$ (72,198)	$ (255,502
Basic and diluted net income (loss) per share	$ 0.02	$ 0.01	$ (0.003)	$ (0.01)

	QUARTER ENDED			
	MARCH 31 2005	JUNE 30 2005	SEPTEMBER 30 2005	DECEMBER 2005
Total revenues	$ 33,244	$ 19,719	$ 33,719	$ 50,62
Net income (loss) for the period	$ 465,642	$ 352,249	$ (152,829)	$ (246
Basic and diluted net income (loss) per share	$ 0.02	$ 0.02	$ (0.006)	$ (0.00

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $2,837,798 at December 31, 2006. On April 12, 2007 the company announced a negotiated private placement of 6 million units at $1.00 each. Each unit consists of one share and one share purchase warrant entitling the holder to purchase an additional share at $1.25 up to two years from the date of closing. It is not expected that the placement will close prior to the dissemination of this MD&A.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the quarter ended December 31, 2006, the Company paid $16,500 to a company owned by the President for consulting and office services and $8,800 in bonuses to the Directors.

1.10 *Fourth Quarter*

The results for the three months ending December 31, 2006 differed, in large measure to the results of the three month period ended December 31, 2005 due to reduced net income on oil and gas operations of $10,328 for the three months ended December 31, 2006 (2005 – net income $28,472); interest income of $29,719 for the three months ended December 31, 2006 (2005 – $11,605); property examination costs of $nil for the three months ended December 31, 2006 (2005 - $7,040); increased shareholder communication expenses $1,563 for the three months ended December 31, 2006 (2005 – $nil) write down of mineral property of $nil for the three months ended December 31, 2006 (2005 - $7,350) and increased share of loss of significantly influenced investee of $246,600 for the three months ended December 31 (2005 - $nil).

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 8 to the December 31, 2006 financial statements.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Pamela Reddy: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Trans America Industries Ltd.

We have audited the balance sheets of Trans America Industries Ltd. as at December 31, 2006 and 2005 and the statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	"Morgan & Company"
April 16, 2007	Chartered Accountants

jhi
West Georgia Street

TRANS AMERICA INDUSTRIES LTD.

BALANCE SHEETS

	DECEMBER 31 2006	DECEMBER 31 2005
ASSETS		
Current		
Cash and cash equivalents	$ 2,882,329	$ 2,261,853
Accounts receivable	18,849	35,737
Prepaid expense	4,258	12,000
	2,905,436	2,309,590
Investments (Note 3)	1,758,391	1,186,710
Long-Term Advances (Note 4)	-	1,222,140
Capital Assets (Note 5)	3,703	5,067
Oil And Gas Property (Note 6)	55,368	67,332
Mineral Properties And Deferred Exploration Expenditures (Note 7)	1,546,279	697,333
	$ 6,269,177	$ 5,488,172
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 67,638	$ 10,085
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	11,576,998	11,076,998
Contributed Surplus	406,372	394,372
Deficit	(5,781,831)	(5,993,283)
	6,201,539	5,478,087
	$ 6,269,177	$ 5,488,172

Approved on behalf of the Board of Directors:

"David Duval"
Director

"John K. Campbell"
Director

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME AND DEFICIT

	YEARS ENDED DECEMBER 31 2006	2005
Gas Sales	$ 92,128	$ 137,303
Cost Of Sales		
Royalties on gas sales	17,894	23,254
Depletion	11,964	15,592
Oil and gas property operating expenses	27,868	28,297
	57,726	67,143
Gross Profit	34,402	70,160
Expenses		
Amortization	1,364	1,246
Management and consulting fees (Note 9)	79,100	83,550
Office facilities and services	39,381	43,617
Property examination costs	32,000	25,190
Professional fees	38,180	27,522
Regulatory fees	8,674	12,984
Shareholder communication	12,470	-
Stock based compensation (Note 8)	12,000	42,000
Transfer agent	13,031	7,205
Travel and promotion	15,850	22,905
	252,050	266,219
Loss Before The Following Items	(217,648)	(196,059)
Interest Income	103,535	54,409
Gain On Sale Of Investments	705,165	706,816
Write Down Of Mineral Properties	-	(7,350)
Share of Loss of Significantly Influenced Investee	(379,600)	-
	429,100	753,875
Net Income before Income Taxes	211,452	557,816
Income Tax Recovery	-	107,000
Net Income For The Year	211,452	664,816
Deficit, Beginning Of Year	(5,993,283)	(6,658,099)
Deficit, End Of Year	$ (5,781,831)	$ (5,993,283)
Basic Earnings Per Share	$ 0.01	$ 0.03
Diluted Earnings Per Share	$ 0.01	$ 0.03
Weighted Average Number Of Shares Outstanding - Basic	22,950,499	21,901,047
Weighted Average Number Of Shares Outstanding - Diluted	22,848,030	22,954,845

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31 2006	2005
Cash Flows Provided By (Used In) Operating Activities		
Net income for the year	$ 211,452	$ 664,816
Add (Deduct) items not involving cash:		
Amortization	1,364	1,246
Depletion	11,964	15,592
Stock based compensation	12,000	42,000
Gain on sale of investments	(705,165)	(706,816)
Income tax recovery	-	(107,000)
Write down of mineral properties	-	7,350
Share of loss of significantly influenced investee	379,600	-
	(88,785)	(82,812)
Change in non-cash operating working capital items:		
Accounts receivable	16,888	(20,195)
Prepaid expense	7,742	(10,000)
Accounts payable and accrued liabilities	(4,797)	4,427
	(68,952)	(108,580)
Cash Flows Provided By Financing Activities		
Issue of share capital	500,000	592,500
	500,000	592,500
Cash Flows Provided By (Used In) Investing Activities		
Purchase of investments	(525,201)	(960,000)
Proceeds from disposal of investments	1,792,200	1,922,879
Long term advances	(290,975)	(1,222,140)
Mineral properties and deferred exploration expenditures	(786,596)	(7,350)
Capital assets	-	(2,996)
	189,428	(269,607)
Increase In Cash And Cash Equivalents	620,476	214,313
Cash And Cash Equivalents, Beginning Of Year	2,261,853	2,047,540
Cash And Cash Equivalents, End Of Year	$ 2,882,329	$ 2,261,853
Interest Paid	$ -	$ -
Taxes Paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1. NATURE OF BUSINESS

The Company is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties in Canada, China and the United States of America.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

b) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.

c) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair value of these financial instruments approximate carrying value since they are short term in nature and are receivable or payable on demand.

d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash, short term deposits and short term investments with original maturities or redeemable features of ninety days or less from the date of acquisition.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Investments

Long term investments in which the Company has voting interests of 20% to 50%, or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends are credited to the investment accounts.

Long term investments over which the Company does not exercise significant influence are either carried at cost, or are written down to market value if there has been a permanent impairment in their value.

f) Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided on a declining balance basis over the estimated useful lives of the assets using the following annual rates:

Office equipment	20%
Computer equipment	30%

g) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 -- Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

Capitalized costs are depleted and amortized using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers. All other costs are expensed as incurred.

Annually, the Company performs a review of carrying costs of oil and gas property interests to assess whether such costs are fully recoverable from future cash flows, and any excess of carrying costs over future cash flows is included in depreciation and depletion in the current period.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

h) Mineral Properties and Related Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures directly related to specific mineral properties in which it has a continuing interest until the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production based on estimated economic reserves or written off if the property is sold or abandoned.

i) Long-Lived Assets

Long-lived assets include oil and gas properties and mineral exploration properties. Long-lived assets are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds. Management's estimate of recoverable proven and probable reserves is subject to risks and uncertainties of change affecting the recoverability of the Company's investment in oil and gas and mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of oil and gas and mineral properties and capitalized costs and the need for asset impairment write-downs.

An exploration property is considered impaired when the Company has abandoned exploration on the property and the property no longer plays a significant strategic roll in developing a mineral resource. Uncertainty regarding the interpretation and application of laws can also lead to the impairment of an exploration property. In circumstances of regulatory uncertainty where the exploration property is not abandoned, the Company will expense associated exploration costs.

j) Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

j) Asset Retirement Obligations (Continued)

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised. As at December 31, 2006, the Company does not have any asset retirement obligations.

k) Stock Based Compensation

The Company's Option Plan provides for granting of stock options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed over vesting periods with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

l) Flow-Through Shares

Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company follows the accounting prescribed by the CICA Emerging Issues Committee (EIC) in EIC-146 "Flow-through Shares". On the date the expenditures are renounced, the Company records the income tax benefit arising from the renunciation as a recovery of income taxes in the statement of operations and a corresponding reduction in the share capital amounts recorded from the sale of the flow-through shares proceeds.

m) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are measured using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where future income tax assets are more likely than not to be realized.

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

n) Earnings Per Share

Basic earnings per share has been computed by dividing the earnings attributable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated using the treasury stock method, under which the deemed proceeds of the exercise of options and warrants are considered to be used to reacquire common shares at an average price per share.

o) Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in VIEs.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

3. INVESTMENTS

		2006		2005
Investment in Company subject to significant influence				
Neutron Energy Inc. 10,750,000 Common Shares (2005 – Nil common shares) (Note 4)	$	1,513,115	$	-
The Company's 45.9% interest is being accounted for using the equity method as Neutron Energy Inc. has initiated the process to complete an initial public offering that will significantly dilute the Company's interest. Neutron Energy Inc. has issued convertible notes that if converted will result in the Company's interest being reduced to 29.3%.				
Share of Loss of Significantly Influenced Investee		(379,600)		-
		1,133,515		-
Other Investments				
Atacama Minerals Corp., 750,000 common shares (2005 – 750,000 common shares) (quoted market value $825,000; 2005 - $637,500).		436,184		436,184
Majestic Gold Corp., Nil common shares (2005 – 1,165,000) (quoted market value $Nil; 2005 – $675,700), and 800,000 share purchase warrants at a price of $0.90 per share expiring March 4, 2007 which expired unexercised.		-		484,251
Other investments (quoted market value $324,912; 2005 - $616,005).		188,692		266,275
	$	1,758,391	$	1,186,710

4. LONG-TERM ADVANCES

On April 1, 2005, the Company entered into a letter of agreement to earn a 45.9% interest in Neutron Energy Inc., a private American company, by advancing 1,513,115 ($US 1,250,000). As at December 31, 2005 the Company had advanced $1,222,140 (US$1,000,000).

On January 16, 2006 the Company advanced $290,975 (US$250,000) thereby completing its obligation and earning its interest.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

5. CAPITAL ASSETS

	2006	2005
Office equipment	$ 17,105	$ 17,105
Computer equipment	10,030	10,030
	27,135	27,135
Less: Accumulated amortization	(23,432)	(22,068)
Net book value	$ 3,703	$ 5,067

6. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta.

	2006	2005
Cost	$ 98,133	$ 98,133
Depletion	(42,765)	(30,801)
Net book value	$ 55,368	$ 67,332

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) Manitoba Properties

During the year ended December 31, 2003, the Company staked 27 mineral claims in the Lynn Lake area of Manitoba. In the year ended December 31, 2004, an additional 6 mineral claims in the Lynn Lake area were staked.

7. **MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES** (Continued)

a) Manitoba Properties (Continued)

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

	2006	2005
Staking	$ 29,066	$ 29,066
Engineering and consulting	63,900	63,900
Survey and geophysical	234,924	234,924
Line cutting and roads	137,912	137,912
Supplies	58,153	58,153
Drilling	282,500	282,500
Assays	22,079	22,079
Reports and mapping	40,980	39,980
Mineral Exploration Assistance Program	(171,181)	(171,181)
	698,333	697,333

b) British Columbia Properties

During the year ended December 31, 2005, the Company staked 4 mineral claims in the upper Kettle River area of British Columbia. The claims were abandoned during the year ended December 31, 2005.

Mineral Properties and deferred exploration expenditures for the British Columbia properties are comprised of the following amounts:

	2006	2005
Staking	$ -	$ 2,635
Assays	-	190
Reports and mapping	-	4,525
Write down of mineral properties	-	(7,350)
	-	-

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

c) China Property

The Company entered into an option and shareholder agreement dated January 14, 2005 and amended August 22, 2005, with Majestic Gold Corp. ("MJS"), for an option to acquire a 50% interest in MJS's 60% interest in three mining leases and 50% interest in any additional leases acquired within a 900 square kilometre area of interest, located in the Shandong Province in the People's Republic of China. The Company has earned its interest in the project by subscribing to private placement units of MJS for a total investment of $960,000. MJS will earn its 60% interest by funding exploration and development expenditures totalling US$4,263,094 (35,000,000 Yuan) by May 2008.

d) New Mexico Properties (U.S.A.)

The Company entered into an option agreement on April 28, 2006 with Neutron Energy Inc. ("NEI") to acquire a 50% interest in 397 unpatented mining lode claims and one state lease covering an area of 8,841 acres in the Ambrosia Lake mining district of New Mexico. The Company can earn its interest in the subject properties by:

(i) advancing $568,615 (US$495,000) to NEI, (paid)
(ii) by funding maintenance and exploration expenditures totalling $5,832,000 (US$5,000,000) as follows:

a) $699,840 (US$600,000) on or before April 28, 2007; ($279,331 - (US$244,154 paid))
b) $5,132,160 (US$4,400,000) on or before April 28, 2009.

Mineral Properties and deferred exploration expenditures for the New Mexico properties are comprised of the following amounts:

	2006	2005
Acquisition cost	$ 568,615	$ -
Maintenance and exploration expenses	279,331	-
	847,946	-
Total mineral properties and deferred exploration expenditures	$ 1,546,279	$ 697,333

8. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES		AMOUNT
Balance, December 31, 2004	20,562,143	$	10,406,191
Shares issued for cash pursuant to private placements	1,000,000		400,000
Shares issued on exercise of options	550,000		192,500
Tax benefit on flow-through shares	-		(107,000)
Contributed surplus reduced on exercise of stock options	-		185,307
Balance, December 31, 2005	22,112,143	$	11,076,998
Shares issued for cash pursuant to exercise of share purchase warrants	1,000,000		500,000
Balance, December 31, 2006	23,112,143	$	11,576,998

During the year ended December 31, 2005, the Company completed a private placement of 1,000,000 units at $0.40 per unit for proceeds of $400,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share at $0.50 per share to February 28, 2006.

c) Stock Based Compensation

The Company's stock option plan provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the year ended December 31, 2006, the Company recorded $12,000 (2005 - $42,000) in stock based compensation for options granted in a previous year but vested during the year.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

8. **SHARE CAPITAL** (Continued)

c) Stock Based Compensation (Continued)

During the year ended December 31, 2006 no stock options were granted.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free interest rate	-	3.04%
Expected life	-	3 years
Expected volatility	-	126%
Expected dividend yield	-	-
Weighted average of fair value of options granted	-	$0.80

d) Options Outstanding

As at December 31, 2006, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT DECEMBER 31 2006	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	$ 0.35	50,000	January 6, 2009
250,000	$ 0.35	250,000	August 18, 2009
300,000	$ 0.35	300,000	December 7, 2009
50,000	$ 1.10	50,000	October 8, 2010
25,000	$ 1.00	25,000	December 15, 2010
1,025,000		1,025,000	

8. SHARE CAPITAL (Continued)

d) Options Outstanding

A summary of changes in stock options for the year ended December 31, 2006 and 2005 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2004	1,500,000	$ 0.35
Granted	100,000	1.07
Exercised	(550,000)	0.35
Cancelled	(25,000)	1.10
Balance, December 31, 2005 and 2006	1,025,000	$ 0.40

e) Share Purchase Warrants

As at December 31, 2006, no share purchase warrants were outstanding.

A summary of changes in share purchase warrants for the year ended December 31, 2006 and 2005 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2004	-	$ -
Granted	1,000,000	0.50
Balance, December 31, 2005	1,000,000	0.50
Exercised	(1,000,000)	(0.50)
Balance, December 31, 2006	-	$ -

9. RELATED PARTY TRANSACTIONS

a) During the year ended December 31, 2006, the Company incurred management fees of $48,000 (2005 - $48,000), and secretarial and office services of $22,300 (2005 - $30,000) from a company owned by an officer and director and paid fees to a director of $8,390 (2005 - $Nil) for shareholder communications.

b) During the year ended December 31, 2006, the Company paid bonuses to directors in the amount of $8,800 (2005 - $5,550).

c) Included in accounts payable and accrued liabilities is $nil (2005 - $6,555) payable to a company controlled by a director.

10. INCOME TAXES

A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) is as follows:

	2006	2005
Statutory rates	34%	35%
Income tax recovery (expense) at statutory rate	$ 75,000	$ 195,000
Temporary differences	42,000	134,000
Effect of change in tax rate	8,000	14,000
Non-deductible permanent differences	(116,000)	(108,000)
Tax benefits not recognized	(9,000)	(342,000)
Income tax recovery	$ -	$ (107,000)

The components of future income taxes are:

	2006	2005
Non-capital losses carryforwards	$ 152,000	$ 200,000
Investments	149,000	45,000
Resource deductions	(67,000)	16,000
Capital assets	5,000	5,000
	239,000	266,000
Valuation allowance	(239,000)	(266,000)
Net future tax asset	$ -	$ -

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

10. INCOME TAXES (Continued)

The Company has available tax losses of approximately $447,000 which may be offset against future Canadian taxable income. These losses expire as follows:

2007	$ 12,000
2008	133,000
2009	130,000
2010	62,000
2014	110,000
	$ 447,000

In addition, the Company has resource related expenditures totalling $1,405,000 (2005 - $809,000) which can be carried forward indefinitely to offset future taxable income.

11. SUBSEQUENT EVENTS

a) On April 12, 2007, the Company announced a negotiated private placement of up to 6 million units at $1.00 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at a price of $1.25 for two years.

b) Subsequent to December 31, 2006, the Company has advanced $927,419 (US$795,795) to Neutron Energy Inc. pursuant to the New Mexico Properties agreement (Note 7(d)).

END